UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

MIDSOUTH BANCORP, INC.
(Exact name of registrant as specified in its charter)

Louisiana	72-1020809
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
102 Versailles Boulevard
Lafayette, Louisiana 70501
(Address of principal executive offices, including Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.10 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.                      Description of Registrant’s Securities to be Registered.

This Registration Statement on Form 8-A is being filed by MidSouth Bancorp, Inc., a Louisiana corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) in connection with the registration of the Company’s common stock, par value $0.10 per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the transfer of the listing of its common stock from the NYSE MKT to the New York Stock Exchange.

Description of Capital Stock

The following description of our capital stock is based upon our amended and restated articles of incorporation, as amended (“Articles of Incorporation”) and our amended and restated bylaws, as amended (“Bylaws”), which are filed as Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on March 18, 2013 and Exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Commission on November 9, 2012, respectively, and applicable provisions of law. We have summarized certain portions of the Articles of Incorporation and Bylaws below. The summary is not complete. You should read the Articles of Incorporation and Bylaws for the provisions that are important to you.

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, no par value per share. As of September  19, 2013 we had 11,253,216 shares of common stock outstanding, 32,000 shares of Series B Preferred Stock outstanding and 100,000 shares of Series C Preferred Stock outstanding.

Common Stock

Voting Rights. Each share of our common stock entitles its holder to one vote on all matters upon which shareholders have the right to vote. The holders of our common stock are not entitled to cumulate votes in the election of directors. Our Articles of Incorporation provide for three classes of directors, with one class to be elected at each annual meeting to serve for a three-year term.

Preemptive Rights. Our common stock does not carry preemptive subscription rights.

Liquidation. In the event of liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and after payment of preferred stock shareholders with liquidation priority, if any.

Liability for Further Assessments. Shareholders are not subject to further assessments on their shares of common stock.

Sinking Fund Provision. Our common stock does not require that a separate capital reserve be maintained to pay shareholders with preferential rights for their investment in the event of liquidation or redemption.

Redemption or Conversion Rights. The holders of our common stock do not have a right of redemption, which is the right to sell their shares back to us, nor do they have a right to convert their shares to other classes or series of stock, such as preferred stock.

Dividends. Each shareholder is entitled to receive dividends, if and when, declared by our board of directors out of legally available funds. Our primary source of funds for dividends is the dividends we receive from MidSouth Bank, N.A.; therefore, our ability to declare dividends is highly dependent upon future earnings, financial condition, and results of operation of MidSouth Bank, N.A. as well as applicable legal restrictions on MidSouth Bank N.A.’s ability to pay dividends and other relevant factors.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Shareowner Services LLC.

Preferred Stock

Our Articles of Incorporation authorize our board of directors to establish one or more series of preferred stock. Our board of directors, without further approval of the shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock and the determination of the terms of preferred stock by the board, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Series B Preferred Stock. We have designated 32,000 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) with a liquidation value per share of $1,000. All of the shares of Series B Preferred Stock were originally issued to the U.S. Treasury (“Treasury”) on August 25, 2011 in a transaction (the “SBLF Transaction”) under the SBLF.

Dividends Payable on Shares of Series B Preferred Stock. Holders of shares of Series B Preferred Stock are entitled to receive, if, as and when declared by our board of directors out of assets legally available for payment, noncumulative quarterly cash dividends on the Series B Preferred Stock, payable in arrears. The dividend rate that we pay on the Series B Preferred Stock for a given quarterly dividend period is based on the extent in which our qualified small business lending (“QSBL”) increases during a quarter over a baseline QSBL level. Under the SBLF, “QSBL” is defined to include the following types of loans: (a) commercial and industrial loans; (b) owner-occupied nonfarm, nonresidential real estate loans; (c) loans to finance agricultural production and other loans to farmers; and (d) loans secured by farmland. Excluded from these types of loans, however, and therefore excluded from the calculation of QSBL, are (i) any loan or group of loans to the same borrower and its affiliates with an original principal or commitment amount greater than $10 million; (ii) loans to borrowers who have (or whose ultimate parent company has) more than $50 million in revenues during the most recent fiscal year ended as of the date of loan origination; (iii) the portion of any loans guaranteed by the U.S. Small Business Administration, any other U.S. Government agency or a U.S. Government-sponsored enterprise; and (iv) the portion of any loans for which the risk is assumed by a third party (e.g., the portion of loans that have been participated).

For each of the first ten quarterly dividend periods following the SBLF Transaction, the dividend we must pay on the Series B Preferred Stock for such quarter will be adjusted depending upon the extent of our increase in QSBL for the applicable quarter over the QSBL baseline level (the “QSBL Baseline”). The dividend rate that is in effect at the start of the eleventh quarterly dividend period will be the dividend rate that we must pay until the end of the first 4.5 years after the SBLF Transaction; provided, however, that if in the ninth calendar quarter after the SBLF Transaction our QSBL is not above the QSBL Baseline, then the dividend rate that we must pay will increase to 7% for the eleventh quarterly dividend period and will remain at such rate through the end of the first 4.5 years after the SBLF Transaction. After 4.5 years after the SBLF Transaction, the dividend rate will rise to and remain at 9% until all of the Series B Preferred Stock has been fully redeemed. In addition, if our QSBL is not above the QSBL Baseline at the end of the ninth calendar quarter after the SBLF Transaction, we must also pay a lending incentive fee of 2% per annum (payable quarterly), calculated based on the liquidation value of the outstanding Series B Preferred Stock as of the end of that quarter, beginning with dividend payment dates on or after April 1, 2014 and ending on April 1, 2016.

Dividends on the Series B Preferred Stock are non-cumulative. If we determine to not pay any dividend or a full dividend with respect to the Series B Preferred Stock, we are required to provide written notice to the holders of the Series B Preferred Stock of our rationale for not declaring dividends.

Priority of Dividends; Consequences of Missed Dividends. With respect to the payment of dividends, the Series B Preferred Stock will rank senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred stock (“junior stock”), and will rank at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock (“parity stock”).

If we miss any of our quarterly dividend payment obligations on the Series B Preferred Stock, then we would be required to provide written notice to the holders of the Series B Preferred Stock stating the rationale of the board of directors’ decision for not declaring the dividend, and we would be prohibited, for that quarter and for the next three quarters thereafter, from repurchasing and from declaring or paying any dividends on any other outstanding parity stock or on any outstanding junior stock. After the fourth missed dividend payment, whether or not consecutive, if the Company was not at such time subject to a regulatory determination that it was prohibited from declaring and paying dividends, then the board would be required to certify, in writing, that the Company used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the board's fiduciary obligations.

If we miss five consecutive or six consecutive quarterly dividend payment obligations, the holders of the Series B Preferred Stock would have the right to select a representative to serve as an observer on our board of directors or the right, voting as a single class, to elect two directors to fill newly-created directorships on our board of directors.

Restrictions on Dividends. So long as the Series B Preferred Stock remains outstanding, we may declare and pay dividends on our junior stock and parity stock only if, after giving effect to the dividend, our Tier 1capital would be equal to or greater than the “Tier 1 Dividend Threshold” (as defined in our Articles of Incorporation). The Tier 1 Dividend Threshold is subject to reduction beginning on the first day of the eleventh quarterly dividend period following the SBLF transaction by 10 percent of the aggregate liquidation amount of the originally issued Series B Preferred Stock for each one percent increase in QSBL as of the end of the ninth quarterly dividend period and the QSBL Baseline.

Redemption of Series B Preferred Stock; Restrictions on Redemption. Subject to approval by our federal banking regulators, the Series B Preferred Stock may be redeemed at our option at any time. The per share redemption price for shares of Series B Preferred Stock shall be equal to the sum of the liquidation amount per share ($1,000), the per-share amount of any unpaid dividends for the current quarterly dividend period, and the pro rata amount of lending incentive fees for the current quarterly dividend period, if any. We may decide to redeem all of the outstanding Series B Preferred Stock or a portion of the outstanding Series B Preferred Stock not less than 25% of the initial aggregate liquidation value of the Series B Preferred Stock. If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series B Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

The Series B Preferred Stock is not subject to any mandatory redemption, sinking fund or similar provisions. Holders of the Series B Preferred Stock do not have any right to require redemption or repurchase of any shares of Series B Preferred Stock.

So long as any shares of Series B Preferred Stock remain outstanding, we may repurchase or redeem shares of our capital stock only if our Tier 1 capital will remain equal to or greater than the Tier 1 Dividend Threshold (as such is defined in the Series B Designation) after such repurchase or redemption, and dividends on all outstanding shares of Series B Preferred Stock for the most recent quarterly dividend period have been or are contemporaneously declared and paid. If a dividend is not declared and paid on the Series B Preferred Stock with respect to any quarterly dividend period, then for the next three quarters thereafter we may not redeem, purchase or acquire any shares of junior stock or parity stock, or any other of our capital stock, equity securities or trust preferred securities then outstanding, subject to certain limited exceptions.

Conversion. The holders of Series B Preferred Stock do not have any right to exchange or convert such shares into any other securities.

Voting Rights. In general, the holders of the Series B Preferred Stock do not have any voting rights except as set forth in the terms of the Series B Preferred Stock or as otherwise required by law.

If we have not declared and paid in full dividends for an aggregate of five quarters, whether or not consecutive, the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, may appoint a representative to serve as an observer on the board. Such right would continue until we had made full dividend payments for four consecutive quarters thereafter. If we have not declared and paid in full dividends for an aggregate of six quarters, and the aggregate liquidation preference of the outstanding shares of Series B Preferred Stock is greater than $25,000,000, the authorized number of directors on our board of directors shall automatically increase by two and the holders of the Series B Preferred Stock, voting as a single class, shall have the right to elect two directors to fill such newly created directorships. Such directors would be elected at each of our annual meetings held until we had made full dividend payments for four consecutive quarters. If extinguished by four consecutive timely dividend payments, the rights to appoint board observers and elect directors shall revest in the holders of the Series B Preferred Stock upon each subsequent missed quarterly dividend payment.

With regard to certain other matters, the approval of the Series B Preferred stock, given in the form of (a) consent of Treasury if Treasury holds any shares of Series B Preferred Stock or (b) the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, is required for effecting or validating (i) any amendment or alteration of our Articles of Incorporation to authorize, create or issue any shares (or any security convertible into any shares) of any equity security ranking senior to the Series B Preferred Stock with respect to the payment of dividends or distribution of assets in the event of a liquidation, dissolution or winding up; (ii) any change to our Articles of Incorporation that would adversely affect the rights, privileges or voting powers of the Series B Preferred Stock; (iii) any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, subject to certain enumerated exceptions; and (iv) any sale of all or substantially all of our assets if the Series B Preferred Stock will not be contemporaneously redeemed.

Preemptive Rights. The holders of the Series C Preferred Stock do not have preemptive rights as to any of our securities, or any warrants, rights or options to acquire any of our securities.

Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series B Preferred Stock shall be entitled to receive for each share of Series B Preferred Stock, out of our assets or proceeds thereof available for distribution to shareholders, subject to the rights of any creditors, payment in full in an amount equal to the liquidation amount per share, which is $1,000 per share, and the amount of any accrued and unpaid dividends on each share. Holders of Series B Preferred Stock would be entitled to receive this amount before any distribution of assets or proceeds to holders of our common stock and any other stock ranking junior to the Series B Preferred Stock. If in any distribution described above our assets are not sufficient to pay in full the amounts payable with respect to the outstanding shares of Series B Preferred Stock and any outstanding shares of parity stock, holders of the Series B Preferred Stock and parity stock would share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

For purposes of the liquidation rights of the Series B Preferred Stock, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Liability for Further Assessments. Shareholders are not subject to further assessments on their shares of the Series B Preferred Stock.

Series C Preferred Stock. We have designated 100,000 shares of 4.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C (“Series C Preferred Stock”) with a liquidation value per share of $100.00. All of the outstanding shares of Series C Preferred Stock were originally issued to shareholders of PSB Financial Corporation (“PSB”), the holding company of The Peoples State Bank, on December 28, 2012 in connection with our acquisition of PSB.

Dividends Payable on Shares of Series C Preferred Stock. Holders of shares of Series C Preferred Stock are entitled to receive, if, as and when declared by our board of directors out of assets legally available for payment, noncumulative quarterly cash dividends on the Series C Preferred Stock at the rate of 4.00% per annum, payable in arrears.

Priority of Dividends. With respect to the payment of dividends, the Series C Preferred Stock ranks on a parity with the Series B Preferred Stock and senior to our common stock and all other equity securities designated as ranking junior to the Series C Preferred stock and will rank at least equally with all other equity securities designated as ranking on a parity with the Series C Preferred Stock.

Redemption of Series C Preferred Stock; Restrictions on Redemption. Subject to regulatory approval, the Series C Preferred Stock may be redeemed beginning on or after December 28, 2017 at a per share redemption price equal to the sum of the liquidation amount per share, plus the per-share amount of declared but unpaid dividends, if any. We may also redeem the Series C Preferred Stock, subject to regulatory approval, at the same redemption price prior to December 28, 2017 in the event the Series C Preferred Stock no longer qualifies for “Tier 1 Capital” treatment by the applicable federal banking regulators.

The Series C Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Holders of the Series C Preferred Stock do not have any right to require redemption or repurchase of any shares of Series C Preferred Stock.

Conversion. The holders of Series C Preferred Stock have the right to convert the Series C Preferred Stock at any time into shares of our common stock at a conversion rate equal to the liquidation amount per share of the Series C Preferred Stock divided by the conversion price of $18.00 per share, subject to customary antidilution adjustments. In addition, on or after December 28, 2017, we shall have the option to require conversion of the Series C Preferred Stock if the closing price of our common stock for 20 days within any period of thirty consecutive trading days exceeds 130% of the conversion price.

Voting Rights. In general, the holders of the Series C Preferred Stock do not have any voting rights except as required by law.

Preemptive Rights. The holders of the Series C Preferred Stock do not have preemptive rights as to any of our securities, or any warrants, rights or options to acquire any of our securities.

Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series C Preferred Stock shall be entitled to receive for each share of Series C Preferred Stock, out of our assets or proceeds thereof available for distribution to shareholders, subject to the rights of any creditors, payment in full in an amount equal to the liquidation amount per share, which is $100.00 per share, plus an amount equal to any authorized and declared but unpaid dividends on each share. Holders of Series C Preferred Stock would be entitled to receive this amount before any distribution of assets or proceeds to holders of our common stock and any other stock ranking junior to the Series C Preferred Stock. After payment of the full amount of such liquidating distributions, holders of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by, and shall have no right or claim to any remains assets of, the Company.

For purposes of the liquidation rights of the Series C Preferred Stock, neither the consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the Company, or the sale of all or substantially all of our property or business, will constitute a liquidation, dissolution or winding-up of our affairs.

Liability for Further Assessments. Shareholders are not subject to further assessments on their shares of Series C Preferred Stock.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws and Certain Provisions of Louisiana Law

Our Articles of Incorporation and Bylaws could delay, defer, or prevent a third party takeover, despite possible benefit to the shareholders, or otherwise adversely affect the price of our common stock. Our governing documents:

•	permit directors to be removed by shareholders only for cause and only upon an 80% vote;
•
require 80% of the voting power for shareholders to amend the Bylaws, call a special meeting, or further amend the Articles of Incorporation, in each case if the proposed action was not approved by the board;

•	authorize a class of preferred stock that may be issued in series with terms, including voting rights, established by the board without shareholder approval;
•	authorize approximately 30 million shares of common stock and 5 million shares of preferred stock that may be issued by the board without shareholder approval;
•	classify our board with staggered three year terms, preventing a change in a majority of the board at any annual meeting;
•	require advance notice of proposed nominations for election to the board and business to be conducted at a shareholder meeting; and
•	require 80% of the voting power for shareholders to approve business combinations not approved by the board.

These provisions would likely preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies thus created with its own nominees. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the board or the chairman of the board. Moreover, even in the absence of an attempted takeover, the provisions make it difficult for shareholders dissatisfied with the board to effect a change in the board's composition, even at annual meetings.

Also, we are subject to the provisions of the Louisiana Business Corporation Law, or the “LBCL,”which provides that we may not engage in certain business combinations with an “interested shareholder” (generally defined as the holder of 10% or more of the voting shares) unless (1) the transaction was approved by the board before the interested shareholder became an interested shareholder or (2) the transaction was approved by at least two-thirds of the outstanding voting shares not beneficially owned by the interested shareholder and 80% of the total voting power or (3) certain conditions relating to the price to be paid to the shareholders are met.

The LBCL also addresses certain transactions involving “control shares,” which are shares that would have voting power with respect to the Company within certain ranges of voting power. Control shares acquired in a control share acquisition have voting rights only to the extent granted by a resolution approved by our shareholders. If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, shareholders of the issuing public corporation have dissenters’ rights as provided by the LBCL.

Item 2.                      Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      MIDSOUTH BANCORP, INC.

                                      By:              /s/C.R. Cloutier
                                      Name:         C.R. Cloutier
                                      Title:           President and Chief Executive Officer

Date: September 19, 2013